EXHIBIT 99.1

Seabridge Gold Inc. to Acquire SnipGold Corp. by Way of Plan of Arrangement

Share exchange transaction will result in Seabridge shareholders gaining exposure to SnipGold’s significant resource at its Iskut project while shareholders of SnipGold receive an immediate 124% premium and exposure to Seabridge’s KSM project, one of the largest undeveloped copper-gold projects in the world. Both projects are located in the Golden Triangle area of B.C., Canada.

TORONTO, April 19, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) ("Seabridge") and SnipGold Corp. (TSX-V:SGG) ("SnipGold") are pleased to announce that they have entered into a definitive agreement dated April 18, 2016 (the "Arrangement Agreement") pursuant to which Seabridge has agreed to acquire all of the issued and outstanding common shares of SnipGold (the "SnipGold Shares") by way of a statutory Plan of Arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

Rudi Fronk, Seabridge's CEO and Chairman, said: "The board of directors of Seabridge believes the proposed transaction will enhance our exploration potential in an area where our technical team has built up significant expertise. This proposal also meets our transaction test of immediately increasing our gold resource ownership per share. Our KSM Project has geological similarities to SnipGold’s Iskut Project and the two properties are near enough to each other to offer synergies in terms of personnel and infrastructure.

“This business combination offers SnipGold shareholders the opportunity to maximize the potential value of their Iskut property by accessing the technical and financial resources needed to explore, engineer and permit their project. SnipGold shareholders will also benefit from Seabridge’s more senior exchange listings and greater liquidity. In our view, the proposal offers shareholders of the combined company the potential for enhanced capital appreciation with exposure to a larger asset base in B.C.’s prolific Golden Triangle."

Patrick Soares Chairman of SnipGold said: “SnipGold’s Board of Directors believes that our loyal shareholder base will benefit from this combination of companies.  We are pleased by the premium that shareholders are receiving from Seabridge, which we think is in recognition of not only the exploration efforts of SnipGold management, but the underlying value of SnipGold’s property.  Seabridge has the ability to fund the project going forward with minimal dilution to its shareholder base.”

John Zbeetnoff, President and CEO of SnipGold said: “I am pleased the SnipGold project will pass to a mid-tier company that has the funding capacity to build upon our technical efforts that advanced the understanding of the area.  Our project offers Seabridge excellent high grade gold and bulk tonnage resource expansion and discovery potential at several drill ready targets.

“I want to thank the employees and consultants of SnipGold for the loyalty and sacrifice they have shown the company during the last few difficult years.  I also want to thank our shareholders and Board of Directors, for their support.  As well, I thank the BC Ministry of Mines, the Ministry of Environment and the Tahltan First Nation for working collaboratively with SnipGold management through the years.  Without the patience and faith entrusted in management by stakeholders, we would not have been able to advance the company to this stage.”

Particulars of the Transaction

Pursuant to the Arrangement Agreement, holders of SnipGold Shares will be entitled to receive 1/63rd of a common share of Seabridge in exchange for 1 SnipGold Share held (the "Exchange Ratio"), representing an implied offer price of CDN$0.291 per SnipGold share, a premium of 124% based on yesterday’s closing prices for both companies on the TSX/TSX.V and a premium of 115% based on the trailing 30-day volume weighted average trading price of SnipGold and Seabridge shares on the TSX/TSX.V, calculated from the date of the Arrangement Agreement. Based on the foregoing, the Arrangement represents total consideration to SnipGold shareholders of CDN$9.9 million.

In connection with the Arrangement, approximately 600,000 Seabridge shares are expected to be issued to existing SnipGold shareholders (not including shares which might be issued on exercise of convertible securities), which would result in SnipGold shareholders owning approximately 1.14% of the combined company (based on the Exchange Ratio and the number of issued and outstanding SnipGold Shares and Seabridge shares as of the date of the Arrangement Agreement).

To be effective, the Arrangement will require approval by a majority of at least 66⅔% of the votes cast by SnipGold Shareholders at a special meeting expected to take place in June, 2016 (the "SnipGold Meeting"). The board of directors of SnipGold has unanimously approved the Arrangement and recommends that SnipGold shareholders vote in favour of the Arrangement. The SnipGold board of directors acted in accordance with the recommendation of its independent special committee (the "SnipGold Special Committee") which received advice from Primary Capital Inc. ("Primary Capital"), its independent financial advisor.

All directors and officers of SnipGold, who hold approximately 24% of the issued and outstanding SnipGold Shares, have entered into voting and support agreements with Seabridge in support of the Arrangement.

The Arrangement Agreement includes covenants typical of transactions of this nature, including with respect to non-solicitation, a right granted to Seabridge to match superior proposals for SnipGold and a provision entitling SnipGold to a fiduciary-out under certain conditions. In addition, SnipGold has agreed to pay a termination fee to Seabridge upon the occurrence of certain events.

In connection with the Arrangement, Seabridge will provide SnipGold with interim debt financing of up to $400,000, to be repaid 90 days following the termination of the Arrangement Agreement, should termination occur.

Full details of the Arrangement will be included in a management information circular of SnipGold describing the matters to be considered at the SnipGold Meeting, which circular is expected to be mailed to SnipGold shareholders May 2016 and made available on SEDAR under the issuer profile of SnipGold at www.sedar.com. It is anticipated that the transaction will close in the second quarter of 2016.

About SnipGold Corp.

SnipGold Corp. (formerly Skyline Gold Corporation) is a Canadian exploration company focused on exploration in the Golden Triangle Area of northwestern B.C. SnipGold's primary asset is a contiguous block of ground in excess of 286 sq km in size which has been consolidated through a series of transactions that began in 2005. The consolidated land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the past 20 years.

SnipGold completed a resource estimate for the Bronson Slope Porphyry Deposit on its Iskut property in a preliminary economic assessment completed in 2010 in accordance with NI 43-101, summarized as follows:

		Grade				Contained Metal
Mineral Category	Tonnes (Millions)	Au g/t	Cu %	Ag g/t	Mag- netite %	Au Oz (Millions)	Cu lbs (Millions)	Ag Oz (Millions)	Mag Tonnes (Millions)
Measured	84.15	0.42	0.151	2.22	5.9	1.14	280.1	6.01	4.96
Indicated	102.74	0.31	0.098	2.17	4.8	1.02	222.0	7.16	4.93
*M + Ind	186.89	0.36	0.122	2.19	5.3	2.16	502.7	13.17	9.91
Inferred	4.94	0.32	0.074	2.19	3.7	0.05	8.1	0.35	0.18

*Burgoyne, Al, 2012. Technical Report on the Iskut Property, p 109

SnipGold’s property contains two main target types:

  High-grade precious metal mineralization, with drill ready targets at McFadden, Snip-Bronson Trend, Johnny Flats and Gorge.  The property hosts numerous other attractive exploration high grade targets.
  Bulk tonnage gold-copper porphyries, with resource expansion potential at Bronson Slope deposit and resource definition at the partially drill defined Snip North Iskut porphyry.  Several other porphyry targets exist on the property.

For additional information see: www.snipgoldcorp.com

Qualified Persons

The technical information contained in this news release has been reviewed and approved for Seabridge by William Threlkeld, a Qualified Person as defined by NI 43-101 and for SnipGold by John Zbeetnoff, P.Geo, the Chief Executive Officer of SnipGold Corp and a Qualified Person under NI 43-101.

Advisors

Bennett Jones LLP has acted as legal counsel to Seabridge and DuMoulin Black LLP has acted as legal counsel to SnipGold.  Canaccord Genuity Corp. has acted as the exclusive financial advisor to Seabridge.  In connection with this transaction, the SnipGold board of directors formed a Special Committee comprised of the independent, disinterested directors to evaluate the transaction. Primary Capital has acted as the exclusive financial advisor to the SnipGold Special Committee. Primary Capital has provided an oral opinion to the SnipGold Special Committee that, based upon and subject to the assumptions, limitations and qualifications in the opinion, the consideration being offered by Seabridge is fair, from a financial point of view, to the shareholders of SnipGold. SnipGold expects to receive a written opinion from Primary Capital prior to mailing the management information circular to SnipGold Shareholders.

About Seabridge Gold Inc.

Seabridge's principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at www.seabridgegold.net

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-Looking Information Disclaimer

This release contains certain “forward-looking information” under applicable Canadian securities laws concerning the events and transactions contemplated by the Arrangement Agreement.  Forward-looking information reflects Seabridge’s and SnipGold’s current internal expectations or beliefs and are based on information currently available to the two companies.  In some cases forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, ”projects”, “potential”, “scheduled”, “forecast”, “budget” or the negative of those terms or other comparable terminology.  Assumptions upon which such forward-looking information is based include, among others, that the conditions to closing of the Arrangement will be satisfied, that the transactions contemplated by the Arrangement Agreement will be completed on the terms set out the Arrangement Agreement, that all required regulatory, security holder, court and governmental approvals will be obtained on a timely basis, and that the business prospects and opportunities of each of the companies will proceed as anticipated.  Many of these assumptions are based on factors and events that are not within the control of Seabridge and SnipGold, and there is no assurance they will prove to be correct or accurate. Risk factors that could cause actual results to differ materially from those predicted herein include, without limitation: that the Arrangement will not be completed at all or on the terms less favourable to one party or the other, that required regulatory, security holder or court approvals will not be obtained and that the business prospects and opportunities of each of the companies will not proceed as anticipated.  In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), as well as the risks disclosed by Seabridge and SnipGold in their respective filings on SEDAR at www.sedar.com.  Forward-looking information is not a guarantee of future performance and actual results and future events could differ materially from those discussed in any such forward-looking information.  All of the forward-looking information contained in this news release is qualified by these cautionary statements.  Readers cannot be assured that actual results will be consistent with such statements.  The Arrangement may not be completed on the terms described above, or at all.  Accordingly, readers are cautioned against placing undue reliance on any of the forward-looking information contained herein.  Seabridge and SnipGold each expressly disclaims any intention or obligation to update or revise any forward-looking information in this news release, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

For further information please contact:

Rudi P. Fronk, Chairman and CEO
Seabridge Gold Inc.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

John Zbeetnoff, President and CEO
SnipGold Corp.
Tel: (604) 681-3989  ·  Fax: (604) 681-3557
Email:  info@snipgoldcorp.com